Exhibit 99.2
Shinhan Bank’s Extraordinary Shareholders’ Meeting Result

On December 27, 2012, Shinhan Bank, our wholly-owned bank subsidiary, held an extraordinary shareholders’ meeting and the agenda listed below was approved.

Agenda:
1) Appointment of an Executive Director: Mr. Dong Hwan Lee